UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AENZA S.A.A.

(Formerly Graña y Montero S.A.A.)

(Name of Issuer)

Common Shares, par value S/ 1.00 per share

(Title of Class of Securities)

00776D 103**

(CUSIP Number)

**CUSIP number of the American Depositary Shares (“ADSs”) listed on the New York Stock Exchange. Each ADS represents five common shares. The common shares are listed on the Lima Stock Exchange and the CINS Identifier is PEP736581005.

Andrew Cunningham
Director

IG4 Capital Infrastructure GP Limited
50 La Colomberie, St. Helier, Jersey, JE2 4QB

+44.1534.844234

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00776D 103	13D	Page 2 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,945,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,945,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 18, 2021, as set forth in the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission (the “SEC”) on June 25, 2021.

CUSIP No. 00776D 103	13D	Page 3 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Infrastructure GP Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,945,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,945,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 18, 2021, as set forth in the Schedule 14D-9 filed by the Company with the SEC on June 25, 2021.

CUSIP No. 00776D 103	13D	Page 4 of 17 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IG4 Capital Partners Holding Investments LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,945,909
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,945,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (1)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 18, 2021, as set forth in the Schedule 14D-9 filed by the Company with the SEC on June 25, 2021.

Item 1.	Security and Issuer

 This statement on Schedule 13D relates to common shares, par value S/ 1.00 per share (each, a “Common Share,” and collectively, the “Common Shares”), of Aenza S.A.A. (formerly Graña y Montero S.A.A.), a publicly-held corporation (sociedad anónima abierta) organized under the laws of Peru. The principal executive offices of the Company are located at Av. Paseo de la República 4667, Lima 34, Peru.

Item 2.	Identity and Background

(a), (f)

This statement on Schedule 13D is being filed by:

(i)	IG4 Capital Infrastructure Investments LP, a limited partnership organized under the laws of Scotland (“Purchaser”);
(ii)	IG4 Capital Infrastructure GP Limited, a limited company organized under the laws of Jersey, Channel Islands, which is the general partner and legal representative of Purchaser (“IG4 Capital Infrastructure GP”); and
(iii)	IG4 Capital Partners Holding Investments LP, a Delaware limited partnership, which is the sole shareholder of IG4 Capital Infrastructure GP (“IG4 Holding” and together with Purchaser and IG4 Capital Infrastructure GP, the “Reporting Persons”).

IG4 Capital Partners Holding General Partner Limited, a limited company organized under the laws of Jersey, Channel Islands (“IG4 Holding GP”), is the general partner of IG4 Holding.

The controlling persons of IG4 Holding and IG4 Holding GP are (i) IG4 Capital Management LP, a Jersey limited partnership (“LP”) and (ii) Blackbird Management Company Limited, a limited company organized under the laws of the Bahamas (“Blackbird”).

IG4 Capital Management General Partner Limited, a limited company organized under the laws of Jersey, Channel Islands (“LP GP”) is the general partner and legal representative of LP.

Gustavo Nickel Buffara de Freitas, a citizen of Brazil, is a director of LP GP and the sole director and sole shareholder of Blackbird.

Paulo Todescan Lessa Mattos, a citizen of Italy and Brazil, is a director of LP GP and the owner of LP and LP GP.

Felipe Rath Fingerl, a citizen of Brazil, is a director of IG4 Holding GP.

Andrew Cunningham and Mark Cleary, both citizens of Jersey, Channel Islands, are also directors of each of IG4 Capital Infrastructure GP and LP GP (together, the “Zedra Directors”).

(b), (c)

Purchaser’s principal executive offices are located at 50 Lothian Road, Festival Square, Edinburgh EH3 9WJ, United Kingdom. The principal business of Purchaser is to invest in the capital stock of the Company.

The principal executive offices of each of IG4 Capital Infrastructure GP, IG4 Holding GP, LP and LP GP are located at 50 La Colomberie, St. Helier, Jersey JE2 4QB. The principal executive offices of IG4 Holding are located at 3411 Silverside Road, Tatnall Building #104, Wilmington, Delaware, 19810. The principal executive offices of Blackbird are located at Mundo Advisors, 201 Church St, Sandyport, West Bay Street, P.O. Box N-3406, Nassau, Bahamas.

Page 5 of 17 Pages

The principal business of IG4 Capital Infrastructure GP is to act as general partner and manage the day-to-day activities of Purchaser.

The principal business of each of IG4 Holding, LP and Blackbird is to hold investments. The principal business of (i) IG4 Holding GP is to act as general partner and manage the day-to-day activities of IG4 Holding and (ii) LP GP is to manage the day-to-day activities of LP.

The business address of Gustavo Nickel Buffara de Freitas is Rua Leopoldo Couto Magalhães Júnior, 1098, cj. 63 and 64, Itaim Bibi, ZIP 04542-001, São Paulo, State of São Paulo, Brazil. The business address of Paulo Todescan Lessa Mattos is 1 Ropemaker Street, 11th Floor, EC2Y 9HT, London, United Kingdom. The business address of Felipe Rath Fingerl is Rua Leopoldo Couto Magalhães Júnior, 1098, cj. 63 and 64, Itaim Bibi, ZIP 04542-001, São Paulo, State of São Paulo, Brazil.

Paulo Todescan Lessa Mattos serves as (i) a director of IG4 Capital Infrastructure GP, (ii) a director of IG4 Holding GP, and (iii) a director of LP GP. The principal occupation of Paulo Todescan Lessa Mattos is Chief Executive Officer and Managing Partner at IG4 Capital, an alternative asset management firm focused on private equity managed by IG4 Capital Investimentos Ltda (“IG4 Capital”).

Gustavo Nickel Buffara de Freitas serves as (i) the Chief Financial Officer and managing director of IG4 Capital, (ii) a director of IG4 Capital Infrastructure GP, (iii) a director of IG4 Holding GP, (iv) a director of LP GP, and (v) the sole director of Blackbird. The principal occupation of Gustavo Nickel Buffara de Freitas is Chief Financial Officer and Managing Partner at IG4 Capital.

Felipe Rath Fingerl serves as a director of IG4 Holding GP. The principal occupation of Felipe Rath Fingerl is Managing Partner at IG4 Capital and Chief Financial Officer of Iguá Saneamento.

The business address of each of the Zedra Directors is 50 La Colomberie, St. Helier, Jersey JE2 4QB.

The principal occupation of Andrew Cunningham is director of Zedra Fund Services Limited, a business providing fund, corporate administration and related services (“Zedra”). Andrew Cunningham also serves as a director of (i) IG4 Capital Infrastructure GP and (ii) LP GP. Andrew Cunningham’s employment is conducted is 50 La Colomberie, St. Helier, Jersey JE2 4QB.

The principal occupation of Mark Cleary is director of Zedra. Mark Cleary also serves as a director of (i) IG4 Capital Infrastructure GP and (ii) LP GP. Mark Cleary’s employment is conducted is 50 La Colomberie, St. Helier, Jersey JE2 4QB.

(d), (e)

During the last five (5) years none of the Reporting Persons or, to the best of their knowledge, none of the other persons identified in this Item 2, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

As described in more detail in Items 5 and 6 below, the Reporting Persons may be deemed to beneficially own 111,945,909 Common Shares by virtue of their ability to vote or to direct the vote of 111,945,909 Common Shares as a result of the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement, as amended by the Trust Amendment Agreement entered into pursuant to the Tender Offer Support Agreement, as amended by the First Amendment Agreement and the Second Amendment Agreement (each as defined in Item 6).

Page 6 of 17 Pages

As described in more detail in Items 5 and 6 below, in accordance with the Tender Offer Support Agreement, Purchaser has agreed to pay S/ 0.04 per Common Share (the “Political Rights Consideration”) to each of Bethel Enterprises Inc. (“Bethel”), Francisco Javier Dulanto Swayne (“Mr. Dulanto Swayne”), Hugo Rangel Zavala (“Mr. Zavala”) and Alfonso Galvez Rubio (“Mr. Rubio”) for each Common Share transferred by such person pursuant to the Trust Agreement (as defined in Item 6) upon completion of the Offers (as defined in Item 6), for total consideration of S/ 999,507.92. Based on the average Peruvian Sol/U.S. dollar interbank exchange rate (tipo de cambio interbancario promedio) reported by the Central Reserve Bank of Peru at 2:00 p.m., Lima time, on July 9, 2021, the aggregate consideration to paid by Purchaser is U.S. $252,286.31.

The aggregate Political Rights Consideration will be funded with funds from IG4 Capital Private Equity Fund II, additional capital from co-investors and existing liquidity.

Item 4.	Purpose of Transaction

As described in more detail in Item 6 below, the Reporting Persons has acquired the right to vote or to direct the vote of 111,945,909 Common Shares pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement, as amended by the Trust Amendment Agreement, entered into by Purchaser in connection with the Offers.

IG4 believes in the long term prospects of the Company and is interested in acquiring pursuant to the Offers and as a result of the arrangements contemplated by the Tender Offer Support Agreement a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean the direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the LSE) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by American Depositary Shares (each of which represents five (5) Common Shares) (each, an “ADS,” and collectively, the “ADSs”).

On June 16, 2021, Purchaser commenced the Offers to purchase 107,198,601 Common Shares, including Common Shares represented by ADSs. The purpose of the Offers is for Purchaser to acquire approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, and, together with the voting rights in respect of Common Shares that Purchaser has acquired pursuant to the terms of the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement, as amended by the Trust Amendment Agreement, for Purchaser to either own or have the ability to direct the voting of 219,144,510 Common Shares representing, in the aggregate, approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, to enable IG4 to exert a level of influence over the Company that, together with the support of other shareholders of the Company, will allow IG4 to promote and execute measures that IG4 determines will enhance the value of the Company. Purchaser intends to seek at least two shareholders of the Company, each owning 4% or more of the outstanding Common Shares, including Common Shares represented by ADSs (the “Other Shareholders”), to declare publicly their support for Purchaser’s plans and proposals for the Company as described in this Item 4.

Plans for the Company

As soon as practicable following consummation of the Offers, to the extent permitted by applicable law, Purchaser intends to request the Company’s board of directors (the “Company Board”) to convene a special meeting of the shareholders of the Company to seek the replacement of three (3) out of the nine (9) directors of the Company Board, in each case with individuals associated with Purchaser. Purchaser also intends to identify and suggest to other shareholders of the Company suitable candidates for election to the Company Board as independent directors and expects to lead the selection of the new Chief Executive Officer and Chief Financial Officer of the Company.

Purchaser intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and to consider and determine what, if any, changes would be desirable in light of the circumstances which exist.

Page 7 of 17 Pages

In particular, Purchaser intends to focus on reestablishing the Company as a leading infrastructure platform in Latin America, with assets and concessions in Peru and in other countries in the region. In the short term, Purchaser intends to focus, with the support of the Other Shareholders, on the following initiatives:

Plans Related to Compliance Issues:

•	faithful compliance in due time and form with all legal and civil commitments to the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria), including the payment of any civil reparations and/or fines according to the schedule defined by the Peruvian Public Prosecutor (Fiscalía) and the Peruvian Attorney General (Procuraduria);
•	implementation of compliance best practices, such as the establishment of a strong compliance structure, policies, procedures and training in line with the Foreign Corrupt Practices Act (FCPA) and the anti-corruption and money laundering rules and regulations of Peru and Brazil, supporting the redesign and implementation of new committee structures, and improving the directors and officers insurance policy (D&O liability insurance policy);
•	evaluation of the Company’s corporate culture and the impact of the investigations of the Company regarding corruption or other illegal acts, including the outcome from the Collaboration and Benefits Preparatory Agreement between the Company and the special team of prosecutors with exclusive jurisdiction over investigations of crimes of corruption of public officials and related offences and the Ad Hoc Attorney General’s Office with jurisdiction over investigations and proceedings related to crimes of corruption of public officials, money laundering and related offenses dated as of May 21, 2021 on the Company;
•	strengthening of the Company’s corporate governance structure;

Plans Related to a Potential Restructuring of the Company:

•	studying different organizational restructuring alternatives, including a corporate reorganization of the Company’s business units and a possible spin-off of two (2) or more entities to separate the infrastructure assets from the engineering and construction, real estate and oil and gas assets;
•	financial restructuring by repositioning the Company before the national and international markets, including a restructuring of project finance and long-term debt, the increase of capital of certain subsidiaries, the issuance of long-term bonds in national and international capital markets or conducting institutional roadshows for the infrastructure platform;

Page 8 of 17 Pages

•	conducting ongoing evaluations which include the search for a potential strategic partner for the engineering and construction unit, the corporate restructuring of the Company and its subsidiaries and the granting of a pre-negotiated USD $120,000,000 credit facility with four (4) banks;
•	operational restructuring, including the implementation of cost reducing programs at all levels and staff reduction at the corporate level;
•	evaluation of the Company’s asset portfolio with the objective of understanding its level of compatibility with Purchaser’s strategy;

Plans Related to the Management of the Company:

•	evaluation of the long-term incentives awards for the Company’s senior management, including a stock option plan;
•	evaluation of the current executives of the Company and analysis of the executive profiles that the Company will need in the next five (5) years;

Plans Related to the Company’s Business:

•	definition of a strategic business plan for the next five (5) years;
•	enhancement of the Company’s investor relations; and
•	optimization of the cost structure of the Company.

Purchaser recognizes that most of the Company’s profits come from its concessions which are part of the Company’s Infrastructure division. The stability and predictability of cash flows generated by concessions is an attractive factor for a private equity fund such as IG4 Capital. Purchaser intends to support growth of the Infrastructure division of the Company’s business through new concessions and public-private partnerships (“PPPs”), while also considering the possibility of inorganic growth through the acquisition of concessions and PPPs from third parties. To achieve this, Purchaser plans to support the Company’s participation in new tenders and acquisitions in Peru and other countries in the region, including Chile, Colombia and Brazil, with the goal of creating the largest regional platform for the development of infrastructure projects. Purchaser also intends to recommend consolidation of the terminal business held through UNNA Energía S.A. (formerly known as Graña y Montero Petrolera S.A.), which has very similar characteristics to the Company’s infrastructure assets, within the Infrastructure division.

In order to focus on growing the Company’s Infrastructure division, Purchaser has engaged in discussions with certain construction companies in the region to explore options for a strategic partnership in connection with the Engineering and Construction division of the Company.

Page 9 of 17 Pages

As discussed in more detail in Item 6 below, on July 12, 2021, Purchaser entered into a commitment to subscribe for 22,120 convertible bonds, par value U.S. $1,000 per bond, offered by the Company (the “Convertible Bonds”) for an aggregate subscription price of U.S. $22,120,000.00. The Bonds are offered as part of a private placement, which the Company resolved to carry out by way of shareholder resolution passed on November 2, 2020. The earliest time that holders of the Bonds may exercise the conversion option is on the last business day of each month, as of the last business day of the sixth (6) month counted from the issue date. The initial conversion price (subject to adjustment to reflect changes in the number or nominal value of the Common Shares and other situations that dilute the initial conversion price) for the Convertible Bonds is the minimum between (i) U.S. $0.33 per Common Share and (ii) the 80% of the average price of transactions occurring during the thirty (30) days prior to the conversion date, weighted by the volume of each transaction.

Purchaser intends to review its investment in the Company and the Company’s performance and market conditions periodically and to consider possible strategies for enhancing value and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time. In the future, Purchaser may take actions including, among other things, communication with members of management, the Company Board or other shareholders of or lenders to the Company and/or other relevant parties from time to time with respect to operational, strategic, financial or governance matters, including, but not limited to, potential financings, refinancings, recapitalizations, reorganizations, mergers, acquisitions, divestitures, a sale of the Company or other corporate transactions, or otherwise working with management and the Company Board. Such actions could also include additional purchases of Common Shares, including Common Shares represented by ADSs, and purchases of securities convertible or exchangeable into Common Shares, whether pursuant to one or more open-market purchase programs, through private transactions or through tender offers or otherwise, subject to applicable U.S. and Peruvian law. Future purchases may be on the same terms or on terms that are more or less favorable to holders of Common Shares and/or ADSs than the terms of the Offers. Any possible future purchases will depend on many factors, including the results of the Offers, the market price of Common Shares, Purchaser’s business and financial position, and general economic and market conditions. In addition, Purchaser may also determine to dispose of its Common Shares (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to their respective partners, members or beneficiaries, as applicable), in whole or in part, at any time and from time to time, subject to applicable laws, in each case, in open market or private transactions, block sales or otherwise. Any such decision would be based on Purchaser’s assessment of a number of different factors, including, without limitation, the business, prospects and affairs of the Company, the market for Common Shares, the condition of the securities markets, general economic and industry conditions, tax considerations and other opportunities available to IG4.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)

The calculation of this percentage is based on an aggregate 871,917,855 Common Shares outstanding as of June 18, 2021, as set forth in the Schedule 14D-9 filed by the Company with the SEC on June 25, 2021.

Page 10 of 17 Pages

As a result of the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement and the Trust Agreement, as amended by the Trust Amendment Agreement, entered into pursuant to the Tender Offer Support Agreement, as amended, which are more fully described in Item 6, the Reporting Persons may be deemed to beneficially own in the aggregate 111,945,909 Common Shares, representing approximately 12.84% of the outstanding Common Shares, as follows:

(i)	in accordance with the terms of the Amended GH Syndication Agreement, GH Holding Group Corp. (“GH Holding Group”) has agreed, among other things, to exercise the voting rights in relation to the 61,349,148 Common Shares owned by GH Holding Group, representing approximately 7.04% of the outstanding Common Shares, at each general meeting of the shareholders of the Company in the same manner as Purchaser;
(ii)	in accordance with the terms of the Amended HG Syndication Agreement, Mr. Graña Acuña has agreed, among other things, to exercise the voting rights in relation to the 15,531,208 Common Shares owned by Mr. Graña Acuña, representing approximately 1.78% of the outstanding Common Shares, at each general meeting of the shareholders of the Company in the same manner as Purchaser;
(iii)	in accordance with the terms of the MA Syndication Agreement, Mr. Alvarado Pflucker has agreed, among other things, to exercise the voting rights in relation to the 10,077,855 Common Shares owned by Mr. Alvarado Pflucker, representing approximately 1.16% of the outstanding Common Shares, at each general meeting of the shareholders of the Company in the same manner as Purchaser; and
(iv)	in accordance with the terms of the Trust Agreement, as amended by the Trust Amendment Agreement, Purchaser has acquired the voting rights in relation to 24,987,698 Common Shares, representing approximately 2.87% of the outstanding Common Shares, collectively owned by Bethel, Mr. Dulanto Swayne, Mr. Zavala and Mr. Rubio (such Common Shares, the “Trust Shares”).

The Reporting Persons may be deemed to be members of a “group” (within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended, with each of GH Holding Group, Mr. Graña Acuña and Mr. Alvarado Pflucker as a result of the arrangements made pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement, the MA Syndication Agreement, respectively. The Reporting Persons disclaim such membership with any of GH Holding Group, Mr. Graña Acuña or Mr. Alvarado Pflucker.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in Item 2, beneficially owns any Common Shares or has the right to acquire any Common Shares.

(b)

Each Reporting Person may be deemed to share the power to vote or to direct the vote of 86,958,211 Common Shares in the aggregate, representing approximately 9.97% of the outstanding Common Shares, as a result of the arrangements made pursuant to the Amended GH Syndication Agreement, the Amended HG Syndication Agreement and the MA Syndication Agreement.

Each Reporting Persons shares the power to vote or to direct the vote of the Trust Shares.

Except as described in Item 6 below, the Reporting Persons have no power to dispose or direct the disposition of the Common Shares that are the subject of this Schedule 13D.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in Item 2, has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares which it may be deemed to beneficially own.

Page 11 of 17 Pages

(c)

As described in more detail in Item 6 below, on July 2, 2021, the conditions to the effectiveness of the voting agreements contained in the Amended GH Supplementary Agreement, the Amended HG Supplementary Agreement and the Trust Agreement, as amended by the Trust Amendment Agreement, were waived by Purchaser and the counterparties thereto. The information set forth in Item 6 with respect to the waiver of the conditions is hereby incorporated by reference.

Except for the foregoing, no other transactions in the Common Shares were effected by the Reporting Persons, nor, to the best of their knowledge, any of the other persons identified in Item 2, during the sixty (60) days prior to the date of this Schedule 13D.

(d)

Each of GH Holding Group, Mr. Graña Acuña and Mr. Alvarado Pflucker has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Shares that are the subject of the Amended GH Syndication Agreement, the Amended HG Syndication Agreement and the MA Syndication Agreement, respectively.

Bethel, Mr. Dulanto Swayne, Mr. Zavala and Mr. Rubio are entitled to receive dividends or the proceeds from the sale the Common Shares owned by them in accordance with the procedures in Sections 6.4 and 6.5 set forth on pages 15 through 21 of the Trust Agreement which are incorporated herein by reference. The distribution of dividends related to, or the proceeds from the sale of, the Common Shares owned by Bethel, Mr. Dulanto Swayne, Mr. Zavala and Mr. Rubio are managed by the Trustee (as defined in Item 6) through the collection account associated with the trust created pursuant to the Trust Agreement.

To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Shares that are the subject of this Schedule 13D.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On August 24, 2020, Purchaser entered into a tender offer support agreement with GH Holding Group Corp., Bamas International Investment Corp., Bethel, Mr. Graña Acuña, Mr. Alvarado Pflucker, Mr. Dulanto Swayne, Mr. Zavala, Mr. Rubio, Ruth Alvarado Pflucker, Elisa Alvarado Pflucker, Gonzalo Alvarado Pflucker and Claudia Gutierrez Benavides (collectively, the “Sellers”) (the “Tender Offer Support Agreement”), pursuant to which, among other things, on June 16, 2021, Purchaser commenced an offer to purchase 107,198,601 Common Shares, including Common Shares represented by ADSs, which represent in the aggregate approximately 12.29% of the outstanding Common Shares, including Common Shares represented by ADSs, through concurrent tender offers in Peru (the “Peru Offer”) and in the United States (the “U.S. Offer,” and together with the Peru Offer, the “Offers”).

On July 3, 2021, Purchasers and the Sellers amended the Tender Offer Support Agreement pursuant to that certain Amendment No. 1 to the Tender Offer Support Agreement (the “First Amendment Agreement”).

Pursuant to the Tender Offer Support Agreement, as amended by the First Amendment Agreement, Purchaser entered into the following agreements:

(i)	the GH Supplementary Agreement, dated June 3, 2021, by and between Purchaser and GH Holding Group (the “GH Supplementary Agreement”);
(ii)	the GH Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and GH Holding Group (the “GH Syndication Agreement”);

Page 12 of 17 Pages

(iii)	the HG Supplementary Agreement, dated as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña (the “HG Supplementary Agreement”);
(iv)	the HG Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña (the “HG Syndication Agreement”); and
(v)	the Trust Agreement, dated as of June 3, 2021, between Purchaser (as the trust beneficiary), La Fiduciaria S.A. (the “Trustee”), BTG Pactual Perú S.A.C. (the “Custodian”) and Bethel, Mr. Dulanto Swayne, Mr. Zavala, Mr. Rubio and Ms. Benavides (collectively, the “Grantors”) (the “Trust Agreement”).

On July 2, 2021, Purchaser and Sellers amended the Tender Offer Support Agreement, as amended by the First Amendment Agreement, pursuant to that certain Amendment No. 2 to the Tender Offer Support Agreement (the “Second Amendment Agreement” and together with the First Amendment Agreement, the “Amendment Agreements”).

Pursuant to the Second Amendment Agreement, Purchaser entered into the following agreements:

(i)	the Amended GH Supplementary Agreement amending the GH Supplementary Agreement, dated July 2, 2021, by and between Purchaser and GH Holding Group, as amended by Amendment No. 2 to the GH Supplementary Agreement, dated July 9, 2021, by and between Purchaser and GH Holding Group (the “Amended GH Supplementary Agreement”);
(ii)	the Amended GH Syndication Agreement amending the GH Syndication Agreement, dated July 2, 2021, by and between Purchaser and GH Holding Group (the “Amended GH Syndication Agreement”);
(iii)	the Amended HG Supplementary Agreement amending the HG Supplementary Agreement, dated July 2, 2021, by and between Purchaser and Mr. Graña Acuña, as amended by Amendment No. 2 to the HG Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Graña Acuña (the “Amended HG Supplementary Agreement”);
(iv)	the Amended HG Syndication Agreement amending the HG Syndication Agreement, dated July 2, 2021, by and between Purchaser and Mr. Graña Acuña (the “Amended HG Syndication Agreement”);
(v)	the Supplementary Agreement, dated July 2, 2021, by and between Purchaser and Mr. Alvarado Pflucker, as amended by the Amendment to the Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Alvarado Pflucker (the “MA Supplementary Agreement”);
(vi)	the Syndication Agreement, dated July 2, 2021, by and between Purchaser and Mr. Alvarado Pflucker (the “MA Syndication Agreement”); and
(vii)	the Trust Amendment Agreement amending the Trust Agreement, dated July 2, 2021, between Purchaser and the Guarantors (the “Trust Amendment Agreement”).

A description of the Tender Offer Support Agreement, the First Amendment Agreement, the GH Supplementary Agreement, the GH Syndication Agreement, the HG Supplementary Agreement, the HG Syndication Agreement, the Trust Agreement, the Second Amendment Agreement, the Amended GH Supplementary Agreement, the Amended GH Syndication Agreement, the Amended HG Supplementary Agreement, the Amended HG Syndication Agreement, the MA Supplementary Agreement, the MA Syndication Agreement and the Trust Amendment Agreement (collectively, the “Tender Offer Support Agreement and Related Agreements”) is set forth in the extract of Section 12, “The U.S. Offer — Tender Offer Support Agreement and Related Agreements,” of the Offer to Purchase, dated June 16, 2021, attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Purchaser with the SEC on June 16, 2021, as amended by Amendment No. 1 thereto filed by Purchaser with the SEC on June 22, 2021 and Amendment No. 2 thereto filed by Purchaser with the SEC on July 7, 2021, a copy of which is attached as Exhibit 99.20 to this Schedule 13D (the “Offer to Purchase Extract”), which is incorporated by reference into this Item 6 as if restated in full.

Page 13 of 17 Pages

The description of the Tender Offer Support Agreement and Related Agreements in this Item 6 (including in the Offer to Purchase Extract) is qualified in its entirety by reference to the actual language of those agreements, which are filed as Exhibit 99.2 through Exhibit 99.19 (inclusive) of this Schedule 13D and incorporated herein by reference.

On July 12, 2021, Purchaser entered into a commitment to subscribe for 22,120 convertible bonds, par value U.S. $1,000 per bond, offered by the Company (the “Convertible Bonds”) for an aggregate subscription price of U.S. $22,120,000.00 (the “Convertible Bonds Commitment”).

The Bonds are offered as part of a private placement, which the Company resolved to carry out by way of shareholder resolution passed on November 2, 2020. The earliest time that holders of the Bonds may exercise the conversion option is on the last business day of each month, as of the last business day of the sixth (6) month counted from the issue date. The initial conversion price (subject to adjustment to reflect changes in the number or nominal value of the Common Shares and other situations that dilute the initial conversion price) for the Convertible Bonds is the minimum between (i) U.S. $0.33 per Common Share and (ii) the 80% of the average price of transactions occurring during the thirty (30) days prior to the conversion date, weighted by the volume of each transaction.

Pursuant to the Convertible Bonds Commitment, the subscription by Purchaser for the Convertible Bonds is conditional upon, among other things, Purchaser having achieved a “participación significativa” (as defined in Reglamento de Oferta Pública de Adquisicion y de Compra de Valores por Exclusión approved by CONASEV Resolution No. 009-2006-EF to mean a direct or indirect ownership, or the ability to direct the voting, of 25% or more of the shares of a Peruvian company listed on the Lima Stock Exchange (Bolsa de Valores de Lima)) of no less than 219,144,510 Common Shares, representing approximately 25.13% of the outstanding Common Shares, including Common Shares represented by ADSs, following completion of the Offers.

The description of the Convertible Bonds Commitment in this Item 6 is qualified in its entirety by reference to the actual language of the commitment, which is filed as Exhibit 99.21 of this Schedule 13D and incorporated herein by reference.

Except as described herein, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other persons identified in Item 2 above has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company.

Page 14 of 17 Pages

Item 7.	Material to Be Filed as Exhibits.
Exhibit No.	Description
99.1	Joint Filing Statement, dated as of July 12, 2021, by and between Purchaser, IG4 Capital Infrastructure GP and IG4 Holding.⁎
99.2	Tender Offer Support Agreement, dated as of August 24, 2020, by and between Purchaser and each of the Sellers.⁎
99.3	First Amendment Agreement, dated as of June 3, 2021, by and between Purchaser and each of the Sellers.⁎
99.4	GH Supplementary Agreement, dated as of June 3, 2021, by and between Purchaser and GH Holding Group.⁎
99.5	GH Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and GH Holding Group.⁎
99.6	HG Supplementary Agreement, dated as of June 3,2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.7	HG Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.8	Trust Agreement (English translation of document prepared in Spanish only), dated as of June 3, 2021, by and between Purchaser (as trust beneficiary), the Trustee, the Custodian and each of the Grantors.
99.9	Second Amendment Agreement, dated as of July 2, 2021, by and between Purchaser and each of the Sellers.⁎
99.10	Amended GH Supplementary Agreement amending the GH Supplementary Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.⁎
99.11	Amendment No. 2 to the GH Supplementary Agreement, dated July 9, 2021, by and between Purchaser and GH Holding Group.⁎
99.12	Amended GH Syndication Agreement amending the GH Syndication Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.⁎
99.13	Amended HG Supplementary Agreement amending the HG Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.⁎
99.14	Amendment No. 2 to the HG Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.15	Amended HG Syndication Agreement amending the HG Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.⁎
99.16	MA Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.⁎
99.17	Amendment to the MA Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Alvarado Pflucker.⁎
99.18	MA Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.⁎
99.19	Trust Amendment Agreement amending the Trust Agreement, dated July 2, 2021, between Purchaser and the Grantors.⁎
99.20	Offer to Purchase Extract, dated July 12, 2021.⁎
99.21	Convertible Bonds Commitment (English translation of document prepared in Spanish only), dated July 12, 2021.⁎
⁎ Filed herewith.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2021

IG4 CAPITAL INFRASTRUCTURE INVESTMENTS LP
By: IG4 Capital Infrastructure GP Limited, its general partner

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL INFRASTRUCTURE GP LIMITED

By:	/s/ Mark Cleary
Name:	Mark Cleary
Title:	Director

By:	/s/ Andrew Cunningham
Name:	Andrew Cunningham
Title:	Director

IG4 CAPITAL PARTNERS HOLDING INVESTMENTS LP
By: IG4 Capital Partners Holding General Partner Limited, its general partner

By:	/s/ Gustavo Nickel Buffara de Freitas
Name:	Gustavo Nickel Buffara de Freitas
Title:	Director

By:	/s/ Paulo Todescan Lessa Mattos
Name:	Paulo Todescan Lessa Mattos
Title:	Director

[Signature page to Schedule 13D]

Page 16 of 17 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Statement, dated as of July 12, 2021, by and between Purchaser, IG4 Capital Infrastructure GP and IG4 Holding.⁎
99.2	Tender Offer Support Agreement, dated as of August 24, 2020, by and between Purchaser and each of the Sellers.⁎
99.3	First Amendment Agreement, dated as of June 3, 2021, by and between Purchaser and each of the Sellers.⁎
99.4	GH Supplementary Agreement, dated as of June 3, 2021, by and between Purchaser and GH Holding Group.⁎
99.5	GH Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and GH Holding Group.⁎
99.6	HG Supplementary Agreement, dated as of June 3,2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.7	HG Syndication Agreement, dated as of June 3, 2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.8	Trust Agreement (English translation of document prepared in Spanish only), dated as of June 3, 2021, by and between Purchaser (as trust beneficiary), the Trustee, the Custodian and each of the Grantors.
99.9	Second Amendment Agreement, dated as of July 2, 2021, by and between Purchaser and each of the Sellers.⁎
99.10	Amended GH Supplementary Agreement amending the GH Supplementary Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.⁎
99.11	Amendment No. 2 to the GH Supplementary Agreement, dated July 9, 2021, by and between Purchaser and GH Holding Group.⁎
99.12	Amended GH Syndication Agreement amending the GH Syndication Agreement, dated July 2, 2021, between Purchaser and GH Holding Group.⁎
99.13	Amended HG Supplementary Agreement amending the HG Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.⁎
99.14	Amendment No. 2 to the HG Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Graña Acuña.⁎
99.15	Amended HG Syndication Agreement amending the HG Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Graña Acuña.⁎
99.16	MA Supplementary Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.⁎
99.17	Amendment to the MA Supplementary Agreement, dated July 9, 2021, by and between Purchaser and Mr. Alvarado Pflucker.⁎
99.18	MA Syndication Agreement, dated July 2, 2021, between Purchaser and Mr. Alvarado Pflucker.⁎
99.19	Trust Amendment Agreement amending the Trust Agreement, dated July 2, 2021, between Purchaser and the Grantors.⁎
99.20	Offer to Purchase Extract, dated July 12, 2021.⁎
99.21	Convertible Bonds Commitment (English translation of document prepared in Spanish only), dated July 12, 2021.⁎
⁎ Filed herewith.